FOR IMMEDIATE RELEASE

Dejour Sells Majority Stake in Titan Uranium Inc. to Mega Uranium

Vancouver, Canada . March 17, 2009 (NYSE AMEX: DEJ / TSX: DEJ) Dejour Enterprises Ltd. announces it has privately sold 13.5M Titan Uranium shares, substantially all of its current holdings, to Mega Uranium Ltd. for C$1.5M.  After the transaction, Dejour continues to retain a 10% carried interest (1% NSR) in over 800,000 acres of uranium leases including current active exploration projects at the Virgin Trend Deep, Border Block Project, R-Seven, Sandhill Lake and Carlson Creek in the Athabasca Basin, Saskatchewan.

Robert L. Hodgkinson, Chairman & CEO states “The sale of our Titan stake to Mega provides a timely beneficial association for both companies. Titan will benefit from Mega’s strong financial resources and worldwide property interests. By keeping our carried interests and royalties intact, Dejour continues to benefit from any discovery on these properties going forward. Ultimately, this transaction provides Dejour with additional working capital to assist in the financing of its 2009 oil and gas development projects, clarifies our corporate business model, focusing on high growth E&P”.

Dejour. Energy. Independence.

About Dejour Enterprises Ltd.

Dejour Enterprises is a high growth oil and natural gas company, with an enviable portfolio of land assets in key regions of Colorado, Utah, British Columbia and Alberta. Since inception, Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, timing investments and transactions to realize their value to the best advantage of our shareholders. Against a context of increasing concern about domestic energy production, as technology continues to make previously inaccessible resources available, and as natural gas proves to be an important stepping stone on the way to a greener energy future, Dejour is ideally positioned for significant value growth. Learn more at Dejour.com.

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the New York Stock Exchange AMEX (NYSE- Alt: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Robert L. Hodgkinson, CHM & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com

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